UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008
Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 8, 2008, Vuance Ltd. (“Vuance”) sent a Notice and Proxy Statement to its shareholders inviting them to attend the Annual General Meeting of Shareholders of Vuance to be held on August 17, 2008, at 3:00 p.m. (Israel time), at the Vuance’s principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel (the “Annual Meeting”). Only shareholders of record of Ordinary Shares at the close of business on July 16, 2008 are entitled to vote at the meeting.

Decisions to be voted on and matters to be discussed at the Annual Meeting include:

(1)	Re-election of current (non-external) directors;

(2)	Re-election of an “external director”;

(3)	Appointment of independent accountant-auditor for 2008; and

(4)	Presentation and discussion of Vuance's 2007 financial statements.

The following documents are attached hereto and incorporated by reference herein:

Exhibit No.	Description

1
Notice of Annual General Meeting Of Shareholders and Proxy Statement, dated July 8, 2007, for the annual general meeting of shareholders of Vuance Ltd., which will held on August 17, 2008, and Exhibit A thereto.

2	Vuance Ltd. Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: July 8, 2008

Exhibit Index

Exhibit No.	Description

1
Notice of Annual General Meeting Of Shareholders and Proxy Statement, dated July 8, 2007, for Annual General Meeting of Shareholders of Vuance Ltd. to be held on August 17, 2008, and Exhibit A thereto.

2	Vuance Ltd. Proxy Card.